Backer & Hostetler llp

45 Rockefeller Plaza
New York, NY 10111

T 212.589.4200
F 212.589.4201
www.bakerlaw.com

Adam W. Finerman direct dial: 212.589.4233 afinerman@bakerlaw.com

April 30, 2024

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Perry Hindin

Re:	Focused Compounding Fund, LP
Parks! America, Inc.
Preliminary Proxy Statement on Schedule 14A filed April 16, 2024 by Focused Compounding Fund, LP, Focused Compounding Capital Management, LLC, Andrew Kuhn, Geoff Gannon, Jacob McDonough, and Ralph Molina
File No. 000-51254

Ladies and Gentlemen:

Focused Compounding Fund, LP (“Focused Compounding,” “we,” “us” or “our”) submits this letter in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission” or “SEC”) dated April 24, 2024 (the “Comment Letter”) for the contested preliminary proxy statement we filed with the Commission on April 16, 2024 (File No. 000-51254) relating to Parks! America, Inc. (the “Company”).

Preliminary Proxy Statement on Schedule 14A

Background to the Solicitation, page 7

1.	You state on page 8 that “[n]o reason was publicly given” with respect to John Gannon’s voluntary resignation. We note this appears to be inconsistent with disclosure in the Company’s Form 8-K filed March 1, 2024 that Mr. Gannon “resigned for personal reasons, citing a desire to devote more time to his family and a shift in life priorities.” Please revise or advise.

The language quoted in the above comment has been removed.

Reasons for the Solicitation, page 9

2.	We note your disclosure that after the Special Meeting and Mr. Gannon’s resignation, the Company’s “remaining directors remained on the Board and have decided to stand for election at the Annual Meeting.” Please revise to reflect that Dale Van Voorhis is not standing for election.

The language referenced in this comment has been edited to read, “Other than Mr. Van Voorhis, the remaining directors remained on the Board and have decided to stand for election at the Annual Meeting.”

Proposal 1 - Election of Directors, page 11

3.	With a view towards improved disclosure, please describe in greater detail the effects of a possible change of control referenced in the first paragraph of this section.

We have updated the disclosure in our preliminary proxy statement to provide greater detail about the effects of a change of control at the board level.

4.	In your revised disclosure, please clearly state the occupations and employment during the past five years for all Focused Compounding Nominees. See Item 7(b) of Schedule 14A and Item 401(e)(1) of Regulation S-K. For example, your disclosure does not include when Ralph Molina began serving in his current position or the principal business of his employer. Please also clarify Geoffrey Gannon and Andrew Kuhn’s occupations and employment during the past five years. In this respect we note that while your disclosure states that Focused Compounding Capital Management “launched in 2018” and “is still active today,” it does not state whether each of Mr. Gannon and Mr. Kuhn began serving in his respective role at Focused Compounding Capital Management in 2018 or still holds such position.

We have updated the disclosure to address the biographical information of Messrs. Gannon, Kuhn, and Molina to address Item 7(b) of Schedule 14A and Item 401(e)(1) of Regulation S-K as described in the above comment.

Quorum Broker Non-Votes; Discretionary Voting, page 21

5.	Please revise the last paragraph of this section regarding brokers’ discretionary authority to vote on the ratification of GBQ LLC as the Company’s registered independent public accounting firm for 2024. Refer to page 13 of the Company’s definitive proxy statement filed on April 23, 2024, which indicates that “[t]o the extent that Focused Compounding provides proxy materials to a broker, bank or other nominee (in addition to the Company’s proxy materials), none of the matters to be considered at the Annual Meeting will be considered ‘routine’ under the Broker Rules; therefore, if you do not provide voting instructions to your broker, bank or other nominee holding shares for you, your broker, bank, or other nominee will not have authority to vote your shares on Proposals 1, 2, 3, 4 or 5.”

The paragraph referenced in the comment above has been revised to no longer indicate that brokers have discretionary voting authority with respect to the ratification of GBQ as the Company’s registered independent public accounting firm for 2024.

Additional Participant Information, page 23

6.	You define “Participants” to include only the “Focused Nominees,” but in the preceding sentence and language elsewhere in the proxy statement indicate that Focused Compounding Fund, LP and Focused Compounding Capital Management, LLC are participants for whom disclosure must be included pursuant to Item 5(b) of Schedule 14A. Consider revising your disclosure to provide clarity with respect to the participants in the solicitation and provide all disclosure required by Item 5(b) of Schedule 14A.

We have updated the proxy statement to reflect that the “Participants” are Focused Compounding Fund, LP, Focused Compounding Capital Management, LLC, and the Focused Nominees.

Solicitation of Proxies, page 23

7.	Your disclosure states that the solicitation of proxies will be made by, among other people, certain employees of the Focused Compounding Group. Please describe the class or classes of employees to be so employed, and the manner and nature of their employment for such purpose. Refer to Item 4(b)(2) of Schedule 14A.

The sentence referenced in the above comment has been revised to no longer reference employees of Focused Compounding Group and to instead read in full as follows: “Members of the Focused Compounding Group will not be provided any additional compensation for the solicitation of proxies.”

Other Matters and Additional Information, page 24

8.	We note your statement that “[a]ll information relating to any person other than the Participants is given only to the knowledge of Focused Compounding.” Because, as noted in our prior comment, “Participants” is defined to be only the “Focused Nominees,” this statement could be read to disclaim information relating to participants other than the Focused Nominees, which is not appropriate. Please revise.

We believe that our response to question 6 above addresses the concern noted in this question 8 by expanding the definition of “Participants” to include both Focused Compounding Fund, LP and Focused Compounding Capital Management, LLC – in addition to the four (4) Focused Nominees. The statement quoted above no longer disclaims information about any participant.

General

9.	Throughout the proxy statement and on the form of proxy, please identify the three Company nominees whose election you do not oppose and the three Company nominees whose election you do oppose. With a view towards improved disclosure, please explain your reason for such determinations.

The proxy statement and form of proxy have been updated throughout to reflect that Focused Compounding will make no recommendation to vote for or against any Company nominee.

10.	Throughout the proxy statement and on the form of proxy, you recommend that stockholders vote “against” the opposed Company nominees, but your form of proxy includes only “for” and “withhold” options. Please revise to ensure consistency between the proxy statement and form of proxy. Also update any references to marking a Company proxy card “withhold” (e.g., at the bottom of page 5) as the Company proxy materials do not include a “withhold” option for director nominees. Refer to Exchange Act Rule 14a- 4(b)(4).

We have addressed references to voting options throughout the proxy statement and the form of proxy to ensure consistence between them.

11.	In your revised disclosure, please include the business address of each participant, as required under Item 5(b)(1)(i) of Schedule 14A.

We have updated the proxy statement to include the business address of Focused Compounding Fund, LP and Focused Compounding Capital Management, LLC in addition to the other participants.

12.	With respect to each participant’s principal occupation or employment for the past five years, provide the principal business of each corporation or other organization. Also include the business address of each corporation or other organization at which a participant is presently employed. Refer to Item 5(b)(1)(ii) and Item 7(b) of Schedule 14A and Item 401(e) of Regulation S-K.

We have updated the proxy statement to include the principal business of each participant’s principal occupation or employment for the past five years. We have also updated the proxy statement to include the business address of each corporation or other organization at which a participant is presently employed.

13.	Revise the form of proxy to clarify the effect of a stockholder marking fewer than seven “for” boxes. Refer to Rule 14a-19(e)(7).

We have revised the form of proxy to clarify that if a stockholder marks fewer than seven “for” boxes with respect to the election of directors, our blue universal proxy card will be voted only as directed and “against” the other nominees.

Please direct your questions or comments to Adam Finerman of BakerHostetler, who is representing Focused Compounding in this securities matter at (212) 589-4233 or afinerman@bakerlaw.com. Thank you for your assistance.

Sincerely,

Focused Compounding Fund, LP

/s/	Andrew Kuhn
Andrew Kuhn Managing Member of Focused Compounding Capital Management General Partner of Focused Compounding Fund, LP

cc:	Adam Finerman
Matthew Sferrazza